# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Enhanced Group Inc., CIK 0001956439
CUSIP: 29333R107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 15101, New York, New York (NY), 10016
Date of event which requires filing of this statement: 08/14/2026
Amends the filing with accession number 0001628279-26-000613
Filed by CIK 0002130452
Persons authorized to receive notices and communications: Maximilian Martin, 169 Madison Avenue, New York, New York (NY), 15101, 929-357-2672

## Reporting persons
- Maximilian Martin (CIK 0002130452): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: personal funds (PF); sole voting power 12,722,637; shared voting power 0; sole dispositive power 12,722,637; shared dispositive power 0; aggregate amount beneficially owned 12,722,637 (9.6% of the class)
  Comment: The percent of class is calculated based on 132,378,332 shares of Class A Common Stock outstanding as of August 14, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Enhanced Group Inc.
Address of issuer's principal executive offices: 169 Madison Avenue, Suite 15101, New York, New York (NY), 10016
Comment: This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 14, 2026 (as amended, the "Schedule 13D") relating to the shares of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Enhanced Group Inc., a Texas corporation (the "Issuer"), whose principal executive offices are located at 169 Madison Avenue, Suite 15101 New York, NY 10016. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired the shares of Class A Common Stock reported herein with personal funds. The aggregate purchase price for the 1,285,347 shares of Class A Common Stock and accompanying warrants acquired by the Reporting Person was approximately $5 million. The Reporting Person acquired such shares and warrants pursuant to a securities purchase agreement with certain investors, including the Reporting Person, dated as of June 14, 2026 (the "Purchase Agreement"), pursuant to which the Issuer agreed to issue and sell shares its Class A Common Stock to the Reporting Person and the other investors in a private placement (the "Private Placement"). The information set forth in or incorporated by reference into Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Purchase Agreement.

On June 14, 2026, the Issuer entered into the Purchase Agreement pursuant to which the Issuer agreed to issue and sell to the Reporting Person: (A) 1,285,347 shares of Class A Common Stock and (B) accompanying warrants to purchase 1,285,347 shares of Class A Common Stock (the "Warrants"). The Class A Common Stock and accompanying Warrants were issued separately. The combined purchase price per share of Class A Common Stock and accompanying Warrant was $3.89. The Private Placement closed on August 14, 2026, after the effectiveness of the Stockholder Consent (as defined in the Purchase Agreement).

Registration Rights Agreement.

On June 14, 2026, the Issuer also entered into a registration rights agreement with the Reporting Person (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a registration statement under the Securities Act with the SEC, covering the resale of the Class A Common Stock and the shares of Class A Common Stock underlying the Warrants no later than 30 days following the applicable closing date and to use commercially reasonable efforts to have the registration statement declared effective by the SEC at the earliest possible date but no later than the earlier of the 90th calendar day following the initial filing date of the registration statement, if the SEC notifies the Company that it will "review" the registration statement, and the fifth business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the registration statement will not be "reviewed" or will not be subject to further review.

The foregoing description of the Purchase Agreement, the Warrants and the Registration Rights Agreement do not purport to be complete and are each qualified in their entirety by the full text of the form of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows: The information contained on the cover pages to this Schedule 13D is incorporated herein by reference. The securities reported herein include (i) 11,437,290 shares of Class A Common Stock and (ii) 1,285,347 shares of Class A Common Stock underlying warrants, which are currently exercisable. The ownership percentage set forth herein is based on 128,972,162 shares of Class A Common Stock outstanding as disclosed by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: Except as described in Item 4, the Reporting Person has not effected any transactions in the Class A Common Stock since the most recent filing on Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in or incorporated by reference into Item 4 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 6.

Except as set forth herein, the Reporting Persons has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 6: Form of Purchase Agreement, dated as of June 14, 2026 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

Exhibit 7: Form of Warrant (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

Exhibit 8: Form of Registration Rights Agreement, dated as of June 14, 2026 (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 15, 2026).

## Signatures
- Maximilian Martin: /s/ Emily Tabak, Emily Tabak/Attorney-in-Fact (08/18/2026)